UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Integrated BioPharma, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.002 par value
             ------------------------------------------------------
                          Title of Class of Securities)


                                    45811V105
             ------------------------------------------------------
                                 (CUSIP Number)

                                 April 20, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP No. 45811V105                   13G                    Page 2 of 10 Pages


 - ------------------------------------------------------------------------ -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 (No I.R.S. ID Number)

- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 8)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands

- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,176,224 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -

CUSIP No. 45811V105                   13G                    Page 3 of 10 Pages


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC

                 13-4092583
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 8)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,176,224 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ------------------------------------------------------------------------- -

CUSIP No. 45811V105                   13G                    Page 4 of 10 Pages


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 8)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,176,224 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

CUSIP No. 45811V105                   13G                    Page 5 of 10 Pages


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Dimitri Sogoloff
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 8)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,176,224 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,176,224 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

CUSIP No. 45811V105                   13G                    Page 6 of 10 Pages


Item 1(a).          Name of Issuer:

                    Integrated BioPharma, Inc., a Delaware corporation (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    225 Long Avenue
                    Hillside, New Jersey 07205

Item 2(a).          Names of Persons Filing:

                    Alexandra Global Master Fund Ltd. ("Alexandra") Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")
                    Dimitri Sogoloff ("Sogoloff")

Item 2(b).          Address of Principal Business Office:

                    Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                    Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                    Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017
                    Sogoloff - 767 Third Avenue, 39th Floor, New York,
                    New York 10017

Item 2(c).          Place of Organization or Citizenship:

                    Alexandra - British Virgin Islands
                    Management - Delaware
                    Filimonov - United States
                    Sogoloff - United States

Item 2(d).          Title of Class of Securities:

                    Common Stock, $0.002 par value per share, of the Issuer (the "Common Stock")

Item 2(e).          CUSIP Number: 45811V105

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management, Filimonov and Sogoloff.

Item 4.             Ownership:

                    (a) Amount Beneficially Owned:

                         Subject to the Ownership Limitation (defined below), as
                    of the date of this filing, each Reporting Person may be deemed the beneficial owner of: (i) 650,000 shares of Common Stock currently issuable to Alexandra upon conversion of 650 shares of Series B Redeemable Convertible Preferred Stock, $0.002 par value, of the Issuer (the "Preferred Stock"),
                    (ii) 325,000 shares of Common Stock currently issuable to Alexandra upon exercise of a warrant (the "Initial Warrant")

CUSIP No. 45811V105                   13G                    Page 7 of 10 Pages

                    and (iii) 487,500 shares of Common Stock currently issuable to Alexandra upon exercise of additional investment rights exercisable into (x) 325 shares of Preferred Stock, which are then convertible into 325,000 shares of Common Stock and
                    (y) a warrant (the "Additional Warrant") exercisable into 162,500 shares of Common Stock.

                         The number of shares of Common Stock into which the
                    Preferred Stock, the Initial Warrant and the Additional Warrant are convertible or exercisable, as applicable, are limited pursuant to the terms of the certificate of designations of the Preferred Stock (the "Certificate of Designations"), the Initial Warrant and the Additional Warrant to that number of shares of Common Stock which would result in Alexandra having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

                         In accordance with the Ownership Limitation, as of the
                    date of this filing, each Reporting Person may be deemed the beneficial owner of 1,176,224 shares of Common Stock. (Based on the Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2003, there were 10,597,790 shares of Common Stock outstanding as of January 31, 2004. In addition, 1,176,224 shares of Common Stock are currently issuable to Alexandra pursuant to the terms of the Certificate of Designations, the Initial Warrant and the Additional Warrant without causing Alexandra's aggregate beneficial ownership to exceed the Ownership Limitation.)

                         Management serves as investment advisor to Alexandra.
                    By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

                         Filimonov serves as the Chairman, a Managing Member and
                    the Chief Investment Officer of Management. Sogoloff serves as a Managing Member and the Chief Information and Risk Management Officer of Management. By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

                    (b) Percent of Class:

                        9.99% (see Item 4(a) above).

CUSIP No. 45811V105                   13G                    Page 8 of 10 Pages

                    (c) Number of Shares as to which the Reporting Person
                        has:

                        (i) sole power to vote or to direct the vote

                            -0-

                       (ii) shared power to vote or to direct the vote:

                            1,176,224 shares of Common Stock

                      (iii) sole power to dispose or to direct the
                            disposition of

                            -0-

                       (iv) shared power to dispose or to direct the
                            disposition of

                            1,176,224 shares of Common Stock

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not applicable

Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not applicable

Item 8.            Identification and Classification of Members of the Group:

                   See Exhibit I.

Item 9.            Notice of Dissolution of Group:

                   Not applicable

Item 10.           Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 27, 2004, by and among Alexandra, Management, Filimonov and Sogoloff.

CUSIP No. 45811V105                   13G                    Page 9 of 10 Pages


                                    SIGNATURE

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             ALEXANDRA GLOBAL MASTER FUND LTD.

                             By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                 Investment Advisor

                                 By: /s/ Mikhail A. Filimonov
                                 ----------------------------
                                 Mikhail A. Filimonov
                                 Title: Managing Member

                             ALEXANDRA INVESTMENT MANAGEMENT, LLC

                             By: /s/ Mikhail A. Filimonov
                             ----------------------------
                             Mikhail A. Filimonov
                             Title: Managing Member

                             /s/ Mikhail A. Filimonov
                             ----------------------------
                             Mikhail A. Filimonov

                             /s/ Dimitri Sogoloff
                             ----------------------------
                             Dimitri Sogoloff

CUSIP No. 45811V105                   13G                   Page 10 of 10 Pages


                                                                      Exhibit I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.002 par value, of Integrated BioPharma, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 27, 2004

                             ALEXANDRA GLOBAL MASTER FUND LTD.

                             By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                 Investment Advisor

                                 By: /s/ Mikhail A. Filimonov
                                 ----------------------------
                                 Mikhail A. Filimonov
                                 Title: Managing Member

                             ALEXANDRA INVESTMENT MANAGEMENT, LLC

                             By: /s/ Mikhail A. Filimonov
                             ----------------------------
                             Mikhail A. Filimonov
                             Title: Managing Member

                             /s/ Mikhail A. Filimonov
                             ----------------------------
                             Mikhail A. Filimonov

                             /s/ Dimitri Sogoloff
                             ----------------------------
                             Dimitri Sogoloff